UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT
PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2021

Angel Studios, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Item 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our 2020 audited financial statements appearing at the end of our Form 1-K, filed April 30, 2021, and the financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements. The use of the words “we,” “us,” “the Company,” “Angel Studios,” or “our” refers to Angel Studios, Inc., except where the context otherwise requires.

Overview

We are not your typical media and entertainment company. We are guided by our “North Star” principle, which is to share stories with the world that amplify light. We do this by aligning our interests with those of the creators and the audience, utilizing the wisdom of crowds to help guide decisions on the content that gets created. In times of stress and worry, our original content has already helped hundreds of millions of people laugh out loud more than a billion times and provided tens of millions with hope during a dark, and uncertain season of history. We believe there has never been a better time to build a different media and entertainment company that allows You to “Be part of stories that matter.”

History

The Company was founded by four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, in 2013. As fathers of children aged newborn to ten, they were searching for a better way to watch quality content with their kids. The Company was originally founded as a way to give viewers greater personal control over the movies and television programs they watched at home. In 2016, we launched Angel Studios, a new studio concept that gives the audience more control over what content is ultimately funded and produced. The first project launched under the new studio concept was Dry Bar Comedy. Several hundred episodes later, Dry Bar Comedy is now one of the largest collections of clean comedy in the world and can be enjoyed by audiences of all ages. Shortly thereafter, we partnered with The Chosen, LLC, or The Chosen, to produce a new type of television series where each season is funded by the audience. The Chosen went on to become the largest crowdfunded media project of all time.

Building on our early successes, we have launched several new initiatives that focus on content in markets currently underserved by the traditional studio system. We are regularly testing, introducing, and building new and exciting community-based features to help us achieve the goal of sharing stories with the world that amplify light.

Bankruptcy Reorganization

The Company recently reorganized under Chapter 11 of the Bankruptcy Code. Our reorganization plan became effective on September 30, 2020. More information on this can be found in the section entitled “Bankruptcy Proceedings” under Item 1, of our Form 1-K filed April 30, 2021.

General Corporate Matters

On February 22, 2021, the Company amended its certificate of incorporation to change the current allocation of Class A and Class B Common Stock from 23,000,000 shares and 12,000,000 shares to 24,000,000 shares and 11,000,000 shares, respectively. Further, the Company also amended its stock incentive plan to increase the number of Class A common stock available to grant from 3,500,000 shares to 5,775,000 shares.

On August 4, 2021, the Board of Directors (the “Board”) of the Company adopted resolutions by unanimous written consent recommending that the Stockholders Agreement, dated as of October 20, 2016, between the Company and the holders of the Company’s Class B Common Stock (the “Class B Stockholders”) (the “Original Agreement”) be amended and restated. On August 16, 2021, certain Class B Stockholders party to the Original Agreement, acting by written consent in accordance with Section 12 of the Original Agreement, adopted resolutions approving and adopting the Amended and Restated Stockholders Agreement (the “Amended Agreement”) in order to make certain amendments to the Original Agreement, as recommended by the Board. A copy of the Amended Agreement was filed as Exhibit 3.1, of our Form 1-U filed on August 18, 2021, and is incorporated by reference into this Semi-Annual Report on Form 1-SA.

Regulation Crowdfunding Offering

Pursuant to the filing of our Form C on March 18, 2021, the Company sold 561,797 shares of our Class B Common Stock, at a price of $8.90 per share, through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities act of 1933 (the “Regulation CF Transaction”). The Regulation CF Transaction was conducted through VAS Portal, LLC (the “Intermediary”). The Intermediary received 5% of the total amount raised in the transaction (the “Intermediary Fee”). Net of the Intermediary Fee and other associated fees, the Company received $4,611,328 of net proceeds from the offering.

Material Transactions

We entered into an asset purchase agreement, selling substantially all of the assets and certain liabilities of our content filtering service, which operated the website know as VidAngel.com. More information on this can be found in the section entitled “Material Agreements Entered into during the First Quarter of Fiscal Year 2021” under Item 1, of our Form 1-K filed April 30, 2021.

On April 8, 2021, we purchased the domain name angel.com, for $2,000,000. With our recent name change to Angel Studios, Inc., and the sale of substantially all of the assets of our content filtering service, this purchase allows us to organize our intellectual property and associated products and services under a top-level domain name that aligns with our guiding principles and honors the tens of thousands of investors who have backed our Company and the media projects that we are distributing, our “Angel” investors.

Results of Operations

The following represents our performance highlights:
	For The Period Ended June 30,		Change
	2021	2020	2021 vs. 2020

Revenues
Revenues	$46,169,403	$21,686,071	$24,483,332	113%
Operating Expenses
Cost of Revenues	$27,799,610	$11,112,950	$16,686,660	150%
Sales and Marketing	7,496,141	4,094,382	3,401,759	83%
General and Administrative	2,933,798	1,090,342	1,843,456	169%
Legal	301,566	551,191	(249,625)	-45%
Research and Development	1,275,641	864,271	411,370	48%
Settlement Expense	-	5,297,359	(5,297,359)
Total Operating Expenses:	$39,806,756	$23,010,495	$16,796,261	73%

Period ended June 30, 2021, as compared to the period ended June 30, 2020

Revenues for the period ended June 30, 2021, increased 113% compared to the same period in 2020. This increase was largely related to the increase in sales of licensed content related to The Chosen.

The increase in our cost of revenues was directly attributed to our increased revenues which resulted in greater licensing and royalty costs, higher website hosting and server related expenses, and higher transaction processing costs for The Chosen.

The increase in sales and marketing expense was due to additional advertisement and promotional expense related to The Chosen.

The increase in the general and administration expense was due to increased headcount and third-party consulting costs necessary to manage our growth and increase in revenues.

The decrease in legal expenses was largely due to no additional costs related to our defense in the Copyright Litigation that was finalized in 2020.

The increase in research and development expense was due to the hiring of additional personnel to manage the growth of our business.

The decrease in settlement expense was a result of the resolution of litigation as part of the Reorganization Plan in 2020.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

	As of
	June 30, 2021	Dec 31, 2020
Cash, and cash equivalents	$20,987,206	$11,022,292
Long-term debt	4,962,618	5,064,231

Cash and cash equivalents increased $9.96 million in the six months ended June 30, 2021, primarily due to the increase in sales, and from the sale of our Class B Common Stock. We raised $4,999,531 by selling 561,745 shares of our Class B Common Stock, under the exemption provided by Regulation Crowdfunding, or Regulation CF.

To date, we have funded our operations through private and public offerings of common stock. As of June 30, 2021, we had cash on hand of $20,987,206. We have an outstanding, non-interest-bearing promissory note in the amount of $9,369,643.16, payable over fifty-three (53) remaining equal quarterly installments of $176,786. The expense was recorded at the present value of the obligation with an imputed interest rate of 10%. The short-term obligation related to this note as of June 30, 2021, was $198,332, and the long-term obligation is $4,962,618. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have commitments for additional capital funds.

COVID-19 Pandemic

The COVID-19 pandemic and resulting global disruptions have affected our business in various ways.

●
We restarted the filming of our Dry Bar Comedy Live performances at the end of 2020. We are following all local government and health department rules and regulations to increase the level of safety for both our employees and customers. As we typically film shows up to 6-months in advance of release, incurring expenses related to their production up-front, the cancellations related to the pandemic are not expected to impact our ability to deliver new episodes of Dry Bar Comedy moving forward.

●
Season 2 of The Chosen was released in April 2021. The number of people who have viewed an episode continues to increase significantly, with the majority of all episodes watched having occurred after the outbreak was officially characterized a pandemic by the World Health Organization. Initially, we believe that a combination of quarantine measures and lower digital advertising costs, helped lead to a significant increase in sales, but these effects were short lived, and we don’t expect the end of the pandemic to have an effect on sales in the future.

The full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on a number of factors that we do not control and may not be able to accurately predict. We will continue to assess the situation as it progresses and take any action required by federal, state, or local authorities under the law, or that we determine is in the best interests of our employees, customers, and stockholders.

Trends and Key Factors Affecting Our Performance

None

Item 2.
Other Information
None

Item 3. Financial Statements

ANGEL STUDIOS, INC.

Unaudited Consolidated Financial Statements
For the Six Months Ended June 30, 2021 and 2020

Notice to Reader

Our auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2021 and 2020. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgments, consistent with prior periods, and should be read in conjunction with the audited financial statements for the years ended December 31, 2020 and 2019.

ANGEL STUDIOS, INC.
Consolidated Balance Sheets

As of June 30, 2021 and December 31, 2020

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$20,987,206	$11,022,292
Accounts receivable	2,359,153	1,205,520
Physical Media Inventory	981,332	785,888
Movie asset, current	-	40,000
Note receivable, current	368,016	80,000
Prepaid expenses and other	1,106,715	582,399

Total current assets	25,802,422	13,716,099

Deposits	-	57,415
Property and equipment, net	319,114	165,412
Digital Content, net	353,608	-
Intangibles, net	2,169,564	-
Certificate of deposit	151,890	151,134
Note receivable, long-term	5,160,950	131,818

Total assets	$33,957,548	$14,221,878

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$7,469,896	$4,203,585
Accrued expenses	1,726,876	1,039,112
Deferred revenue	1,971,363	5,481,762
Current portion of notes payable	198,332	188,776

Total current liabilities	11,366,467	10,913,235

Notes Payable, net of current portion	4,962,618	5,064,231

Total liabilities	16,329,085	15,977,466

Commitments and contingencies

Stockholders' equity (deficit):
Common stock, $0.001 par value, 35,000,000 shares
authorized; 22,711,888 and 21,569,331 shares issued
and outstanding, respectively	22,739	21,569
Additional paid-in capital	18,357,869	13,563,758
Accumulated deficit	(752,145)	(15,340,915)

Total stockholders' deficit	17,628,463	(1,755,588)

Total liabilities and stockholders' equity (deficit)	$33,957,548	$14,221,878

See accompanying notes to financial statements.

ANGEL STUDIOS, INC.
Consolidated Statements of Operations

For the Six Months Ended June 30, 2021 and 2020

	June 30, 2021	June 30, 2020
	(Unaudited)	(Unaudited)

Revenues, net	$46,169,403	$21,686,071

Operating expenses:
Cost of revenues	27,799,610	11,112,950
General and administrative	2,933,798	1,090,342
Research and development	1,275,641	864,271
Selling and marketing	7,496,141	4,094,382
Legal	301,566	551,191
Settlement expense	-	5,297,359

Total operating expenses	39,806,756	23,010,495

Operating income (loss)	6,362,647	(1,324,424)

Other income (expense):
Gain on disposal of business	8,262,489	-
Interest income	221,792	960
Interest expense	(258,158)	(83)

Total other income, net	8,226,123	877

Income (loss) before income taxes	14,588,770	(1,323,547)

Provision for income taxes	-	-

Net income (loss)	$14,588,770	$(1,323,547)

Basic gain (loss) per common share	$0.66	$(0.06)

Basic weighted average common shares outstanding	21,959,122	21,564,957

See accompanying notes to financial statements.

ANGEL STUDIOS, INC.
Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2021 (Unaudited) and the Year Ended December 31, 2020

	Common Stock
	Class A Shares	Class B Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)

Balance as of January 1, 2020	18,246,831	3,313,355	$21,560	$13,466,838	$(15,356,525)	$(1,868,127)

Stock options excercised	9,145	-	9	2,917	-	2,926

Stock-based compensation expense	-	-	-	94,003	-	94,003

Net loss	-	-	-	-	15,610	15,610

Balance as of December 31, 2020	18,255,976	3,313,355	21,569	13,563,758	(15,340,915)	(1,755,588)

Issurance of common stock, net of issuance
costs of $388,665	-	561,725	562	4,610,304	-	4,610,866

Treasury stock repurchases	(27,027)	-	-	(240,527)	-	(240,527)

Stock options excercised	607,859	-	608	268,407	-	269,015

Stock-based compensation expense	-	-	-	155,927	-	155,927

Net income	-	-	-	-	14,588,770	14,588,770

Balance as of June 30, 2021	18,836,808	3,875,080	$22,739	$18,357,869	$(752,145)	$17,628,463

See accompanying notes to financial statements.

ANGEL STUDIOS, INC.
Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

	June 30, 2021	June 30, 2020
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$14,588,770	$(1,323,547)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	108,984	23,152
Stock-based compensation expense	155,927	-
Settlement from litigation	-	5,297,359
Gain on disposal of business	(8,262,489)	-
Decrease (increase) in:
Restricted cash	-	-
Accounts receivable	(1,153,633)	(1,306,844)
Holdback Receivable	-	445,000
Physical Media Inventory	(195,444)	(142,176)
Digital Content	(353,608)	-
Prepaid expenses and other assets	(524,316)	(4,832)
Deposits	24,500	500
Note receivable	-	5,684
Certificate of deposits	(756)	(74,207)
Increase (decrease) in:
Accounts payable and accrued expenses	3,954,075	4,086,374
Deferred revenue	431,240	(207,739)

Net cash provided by operating activities	8,773,250	6,798,724

Cash flows from investing activities:
Purchase of property and equipment	(249,771)	(94,738)
Purchase of intangible assets	(2,188,489)	-
Issurance of notes receivable	(413,623)	-
Repayments of notes receivable	389,819	-
Disposition of business	(893,570)	-

Net cash used in investing activities	(3,355,634)	(94,738)

Cash flows from financing activities:
Repayment of notes payable	(92,057)	-
Issuance of class A shares	4,999,531	-
Exercise of stock options	269,011	1,533
Treasury share repurchases	(240,522)	-
Note discount	-	-
Equity financing fees	(388,665)	-

Net cash provided by financing activities	4,547,298	1,533

Net change in cash and cash equivalents	9,964,914	6,705,519

Cash and cash equivalents at beginning of period	11,022,292	1,584,455

Cash and cash equivalents at end of period	$20,987,206	$8,289,974

Supplemental disclosure of cash flow information:

Cash paid for interest	$217,821	$83

See accompanying notes to financial statements.

ANGEL STUDIOS, INC.
Notes to Financial Statements

For the Six Months Ended June 30, 2021 (Unaudited)

The financial information presented in these unaudited financial statements should be read in conjunction with the entity’s latest annual audited financial statements.

Note 1 – Basis of Presentation

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements havebeen prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordancewith GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2021, are not indicative of the results expected for the entire fiscal year.

Recently Adopted Accounting Pronouncements

In March 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-2, Improvements to Accounting for Costs of Films and License Agreements for Program Materials which adjusts the way companies account for the production costs of films and episodic content. The Company adopted ASU 2019-2 in the first quarter of 2021 and began capitalizing certain production costs for streaming content which will be amortized over its estimated economic life of 10 years.

Note 2 – Description of Organization and Summary of Significant Accounting Policies

Organization

The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Angel Studios Licensing, LLC (a Utah limited liability company organized on September 15, 2020), and Studio Brokerage, LLC (a Utah limited liability company organized on October 8, 2019). Angel Studios, Inc, was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the Company converted to a Delaware corporation. The Company’s mission is to share stories with the world that amplify light. This is done by aligning the Company’s interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated economic useful lives of property and equipment, estimated useful lives of the movie asset based on the estimated economic useful life to the estimated salvage value, estimated imputed interest rate on accrued settlement costs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

ANGEL STUDIOS, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2021 (Unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of June 30, 2021, these cash equivalents consisted of certificate of deposit accounts.

Accounts Receivable

Accounts receivable is recorded at the invoiced amounts, net of write‑offs and an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based upon a variety of factors that affect the collectability of the receivables, including the length of time receivables are past due, significant one‑time events, the financial health of the customers and historical experience. Given the historical payment history of the customers, the Company has not deemed it necessary to maintain an allowance for doubtful accounts. There was no allowance for doubtful accounts as of June 30, 2021.

Merchandise Inventory

Merchandise inventory consists of discs, books, CD’s, apparel, and other inventory purchased for resale, for The Chosen TV series. Merchandise Inventory is recorded at average cost. The Company periodically reviews the merchandise inventory for excess supply, obsolesce, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for merchandize inventory was necessary as of June 30, 2021.

Movie Asset

Movie asset includes DVD and Blu‐Ray discs purchased by the Company for resale, not in excess of realizable value. The Company sold the movie asset during 2021 as part of the asset purchase agreement related to the filtering business, and thus wrote down the inventory as of December 31, 2020, to the amount that was movie asset was purchased for which was $40,000. The write down was $930,372 and is included in operating expenses in the statement of operations as of December 31, 2020.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 – 3 years
Furniture and fixtures	3 years
Warehouse equipment	3 – 5 years
Computer software	2 – 3 years

ANGEL STUDIOS, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2021 (Unaudited)

Property and Equipment (continued)

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Intangible Assets

Intangible assets consist of domain names the company has acquired and is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately 30 years.

Impairment of Long-Lived Assets

The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. During the December 31, 2020 period, the Company recorded an impairment loss to its Movie Asset of $930,372 due to a one‐time write down to the estimated liquidation value of the asset. No other significant write-downs have occurred during 2021.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. The following components represent the most significant portions of revenue being recognized:

Digital and Physical Media Revenue

The Company partnered with The Chosen, LLC, or The Chosen, an independent filmmaker, to distribute The Chosen’s licensed original content and related merchandise. Digital delivery represents streaming-based delivery of The Chosen’s content via the Company’s service. Physical media represents Blu-Ray, DVD discs, various books, and other intellectual property related to The Chosen’s content. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

ANGEL STUDIOS, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2021 (Unaudited)

Revenue Recognition (continued)

Content Licensing

The Company receives content licensing revenue by publishing its content on third-party platforms. The Company grants the third-party platforms a license to display the Company’s content to the customers of the third-party platforms. The third-party platforms are interested in increasing traffic on their platforms, and the third-party platforms pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company’s content via the third-party platforms. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party platforms provide the Company monthly reports of the Company’s revenue.

Note 3 – Disposition of Business

On March 1, 2021, the Company entered into an agreement selling substantially all the assets and liabilities of the Company’s content filtering service. As part of this transaction, the buyer entered into a note with the Company and is required to pay a $9,900,000 over 14 years, or $7,800,000 if paid within 5 years. If the buyer defaults under any of its obligation under the agreement, it will be required to transfer and assign all assets and liabilities back to the Company for no consideration. As of June 30, 2021, the present value of this note is $5,253,007 which is recorded in note receivable, current and note receivable, long-term on the balance sheets.

Note 4 – Notes Payable

In September 2020, the Company recorded an expense on the Statement of Operations and Note Payable on the balance sheets for $5,297,359 as a result of a settlement from a litigation claim. The total amount of the damages awarded in the litigation was $9,900,000, payable over 14 years without interest, which was recorded as an expense of $5,297,359 in during the year ended December 31, 2020. The Company recorded the present value of the $9,900,000 with an imputed interest rate of 10%, which is represented in the accrued settlement costs total of $5,253,007 on the consolidated balance sheet as of December 31, 2020. Payments of $176,786 are due quarterly.

Item 4.
Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-SA.

Exhibit Number	Description

1.1	Certificate of Incorporation of Angel Studios, Inc. as amended on March 8, 2021
1.2	Bylaws of Angel Studios, Inc. incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2016
2.1	Investor Rights and Voting Agreement between Angel Studios, Inc. and certain investors, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 22, 2016
2.2	Amended and Restated Class B Stockholders Agreement between Angel Studios, Inc. and the Class B Common Stockholders, incorporated by reference to Exhibit 3.1 of our Form 1-U filed on August 18, 2021
2.3	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2016
3.1	Joint Plan of Reorganization of Trustee and Studios Under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 1.3 of our Form 1-U filed on September 15, 2020
3.2	Settlement Agreement between VidAngel, Inc. and the Studios, incorporated by reference to Exhibit 1.3 of our Form 1-U filed on September 15, 2020
3.3	Promissory Note between VidAngel, Inc. and Studios, incorporated by reference to Exhibit 1.3a of our Form 1-U filed on September 15, 2020
3.4	Asset Purchase Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC, incorporated by reference to Exhibit 1.1 of our Form 1-U filed on March 5, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on September 28, 2021.

Angel Studios, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	September 28, 2021
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer	September 28, 2021
Patrick Reilly	(Principal Financial and Accounting Officer)